UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 16, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hemispherx Biopharma, Inc.

File No. 0-27072 - CF#34626

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Hemispherx Biopharma, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on November 16, 2015, and requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form 8-K filed on January 17, 2017, as amended on May 8, 2017.

Based on representations by Hemispherx Biopharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	November 16, 2015	through May 20, 2021
10.1	8-K	January 17, 2017, as amended	through May 20, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary